Exhibit 99.2

HUIZE HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HUIZ)

NOTICE OF ANNUAL GENERAL MEETING

To Be Held on December 17, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Huize Holding Limited (the “Company”) will be held at Suite 3904-3905, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Hong Kong Special Administrative Region of the People’s Republic of China at 10:00 AM (Hong Kong time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 5, 2025, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.huize.com, or by contacting Huize Holding Limited, 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic at China, telephone: +86 755 3689 9088, email: investor@huize.com.

By Order of the Board of Directors,

/s/ Cunjun Ma
Cunjun Ma
Chairman of the Board of Directors

Shenzhen, China

November 26, 2025